SUBSIDIARIES

TNCi UK Limited is a wholly-owned subsidiary formed in the United Kingdom.

TNCi UK Limited does business as The Network Connection. Our Passenger Rail Division is operated through this subsidiary.

The Network Connection, Inc., a Delaware corporation, is a wholly-owned subsidiary. This subsidiary is currently inactive.